PRIMERO PURCHASES SILVER CALL OPTIONS

Toronto, Ontario, March 21, 2011 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P) today announced that it has purchased call options on silver at an average strike price of US$39. The options cover two thirds of the estimated silver sales to Silver Wheaton Corp. (“Silver Wheaton”) over the next six months for a total cost of US$2.3 million. The call options were purchased to improve the Company’s leverage to silver and reduce the adverse tax impact of the Silver Purchase Agreement with Silver Wheaton, particularly in the event of a dramatic short-term rise in the silver price.

“We are committed to pursuing a number of different strategies to mitigate the tax imbalances arising from the Silver Purchase Agreement with Silver Wheaton and our overall corporate structure. This first step provides significant protection for the Company while at the same time exposing us to incremental profits from a potential rise in silver prices,” said Joe Conway, President and CEO. “We believe that within 6 months we will be able to implement longer term mitigation strategies that should provide significant increases in cash flow to the Company.”

The Silver Purchase Agreement provides that after the delivery of 3.5 million ounces of silver each year to Silver Wheaton, Primero and Silver Wheaton will share 50-50 in all silver produced at San Dimas. At present, all silver sold to Silver Wheaton is at approximately $4 per ounce, while the Company incurs tax on these sales at market prices. The Company currently expects to have delivered 3.5 million ounces by May 2011. Between that date and August 6, 2011 (the anniversary date of the agreement), Primero expects to sell between 500,000 and 750,000 ounces of silver at spot market prices for its own account, significantly increasing revenues and reducing byproduct cash costs during that period.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer and owns 100% of the San Dimas gold-silver mine in Mexico. Primero offers immediate exposure to un-hedged, low cash cost gold production with a substantial resource base in a politically stable jurisdiction. The Company has intentions to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com.

For further information, please contact:

Joseph F. Conway	Tamara Brown
President & CEO	VP, Investor Relations
Tel: (416) 814 3160	Tel: (416) 814 3168
jconway@primeromining.com	tbrown@primeromining.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains certain statements that may be deemed “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. The forward-looking statements in this press release include statements regarding tax mitigation strategies. The forward-looking statements are based on reasonable assumptions, including assumptions related to the availability of tax mitigation strategies beyond the purchase of calls, and the assumptions set out elsewhere in this news release. Factors that may cause actual results to vary from anticipated results include the risks that Primero may not identify and successfully implement tax mitigation strategies beyond the purchase of calls and other risks disclosed in the Company’s 2010 year-end Audited Financial Statements and MD&A, and in the Company’s January 17, 2011 news releases, available under the Company’s profile on SEDAR at www.sedar.com. Although Primero believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward looking statements. Forward looking statements are based on the beliefs, estimates and opinions of Primero’s management on the date the statements are made. Primero undertakes no obligation to update these forward-looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change, except as required by law.